Cementos Lima S.A.

[redacted]

05006592

RECEIVED

2005 MAR 21 A 9:32

FILE NO. 82-3911

SUPPL

VAL-03(
March 1

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of January 31, 2005 relating ADR holders' share con the Capital Stock.

   Date: filed with CONASEV on February 04, 2005.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.14 per share of common stock and US$ 0.014 per investment Share, declared by the January 26, 2005 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on February 08, 2005.

3. Monthly information as of February 28, 2005 relating ADR holders' share con the Capital Stock.

   Date: filed with CONASEV on March 07, 2005.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-014-05

February 04, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of January 31, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, February 08, 2005
"EL COMERCIO"	Tuesday, February 08, 2005
"EXPRESO"	Tuesday, February 08, 2005

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on January 26, 2005, declared a dividend of US$ 0.14 per share of Common Stock and US$ 0.014 per Investment Share

This dividend will be paid beginning Monday the 28th of February, 2005 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

February 08, 2005

THE MANAGEMENT

FILE: TRAPAGO

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-027-05

March 07, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of February 28, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293